Exhibit 99.1

Borr Drilling Limited – Investor Presentation and webcast/conference call

Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) has today released an investor presentation enclosed to this release and on the Company’s website www.borrdrilling.com

The management of the Company will host a conference call and webcast in connection with the release of the presentation at 15:00 CET (9:00 AM New York Time) on Wednesday 7 July 2021.

In order to listen to the presentation, you may do one of the following:

a)	Webcast
Please use the following link: www.incommuk.com/customers/online with access code: 678553

b)	Conference Call
Dial in details, Participants:

Conference ID: 678553
Norway, Oslo	81 503 308
United Kingdom	020 3936 2999
United States	1 646 664 1960
All other locations	+44 20 3936 2999

Participants will be asked for their full name & Conference ID.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

Replay details:

Replay Access Number:  577398
A recording will be available until August 4, 2021 on the company’s website at the “Webcast” link, or by using the following link: https://www.incommglobalevents.com/replay/6428/borr-drilling-limited-investor-presentation/